09058519

AB 3/6

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alerus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Columbia Road South
(No. and Street)

Grand Forks (City) ND (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz + Associates, PC
(Name – *if individual, state last, first, middle name*)

401 DeMers Avenue, Suite 300 (Address) Grand Forks (City), ND (State) 58201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alerus Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public
State of North Dakota
My Commission Expires Sept. 20, 2014

Signature

President
Title

Karen L Durkin
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2008 and 2007, and the related statements of income, stockholder's equity and cash flows for the years ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 13, 2009

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT		
Cash and Cash Equivalents	$ 644,781	$ 774,332
Cash Segregated Under Federal and Other Regulations	705,699	677,155
Marketable Securities	1,823,388	1,381,895
Interest Receivable	20,024	15,542
Commission Receivable	128,937	143,644
Prepaid Expenses	21,945	18,110
Deferred Income Taxes	1,353	1,371
Total Current Assets	$ 3,346,127	$ 3,012,049
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(148,271)	(148,271)
Net Property and Equipment	$ -	$ -
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
TOTAL ASSETS	$ 3,601,142	$ 3,267,064
LIABILITIES		
CURRENT		
Accrued Expenses	$ 115,737	$ 109,521
Payable to Customers	751,304	801,635
Income Taxes Payable	223,705	272,599
Payable to Clearing Oranizations	9,400	11,426
Total Current Liabilities	$ 1,100,146	$ 1,195,181
LONG-TERM		
Deferred Taxes	$ 57,179	$ 49,019
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED EARNINGS	842,902	421,949
Total Stockholder's Equity	$ 2,443,817	$ 2,022,864
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,601,142	$ 3,267,064

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Commissions	$ 1,845,120	$ 1,765,380
Investment Income	244,003	158,649
Other Income	0	35,000
Total Revenue	$ 2,089,123	$ 1,959,029
EXPENSES		
Employee Compensation and Benefits	$ 996,052	$ 837,106
Education and Training	8,779	11,504
Occupancy Costs	48,164	46,618
Advertising and Promotion	16,611	12,072
Brokerage, Exchange and Clearance Fees	123,519	106,344
Other Operating Expenses	193,303	168,510
Total Expenses	$ 1,386,428	$ 1,182,154
NET INCOME BEFORE INCOME TAXES	$ 702,695	$ 776,875
Income Tax Expense	281,742	297,265
NET INCOME	$ 420,953	$ 479,610

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings/(Deficit)	Total
BALANCE,DECEMBER 31, 2006	$ 1	$ 1,600,914	$ (57,661)	$ 1,543,254
Net Income 2007			479,610	479,610
BALANCE,DECEMBER 31, 2007	$ 1	$ 1,600,914	$ 421,949	$ 2,022,864
Net Income 2008			420,953	420,953
BALANCE,DECEMBER 31, 2008	$ 1	$ 1,600,914	$ 842,902	$ 2,443,817

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
OPERATING ACTIVITIES		
Net Income	$ 420,953	$ 479,610
Adjustments to Reconcile Net Income to		
Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization		397
Deferred Income Taxes	8,178	8,226
(Gains) Losses on Investments	(134,515)	(47,723)
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	(4,482)	(3,064)
Prepaid Expenses	(3,835)	4,310
Commissions Receivable	14,707	(27,656)
Cash Segregated under Federal and Other Regulations	(28,544)	124,480
Investments	(306,978)	(138,901)
Accrued Expenses	6,216	15,640
Payable to Clearing Organizations	(2,026)	1,399
Payable to Customers	(50,331)	
Taxes Payable	(48,894)	194,089
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (129,551)	$ 610,807
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	774,332	163,525
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 644,781	$ 774,332

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2008 and 2007

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provides various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Commissions Receivable Commissions receivables are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based on historical experience, the balance in accounts receivable is entirely collectible.

Securities Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Fair Value The Company adopted SFAS 157, Fair, Fair Value Measurements, for the year ended December 31, 2008. SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $10,822 and $8,356 for the years ended December 31, 2008 and 2007, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies is

generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

The Financial Accounting Standards Board has deferred the effective date of Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* for nonpublic companies until fiscal years beginning after December 15, 2008, by issuing FASB Staff Position 48-3. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification Certain amounts have been reclassified in prior years to conform to the current period presentation.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2008 and 2007, the amount of cash restricted for RBC Dain was $100,000.

NOTE 3 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2008, cash required to be segregated under Federal and other regulations reflects $705,699 that was segregated for the exclusive benefit of customers. An additional transfer of $235,591 was made to the special reserve account for the exclusive benefit of customers on December 29, 2008 pursuant to the December 26, 2008 customer reserve calculation.

The Company is subject to the Possession or Control Requirements under Rule 15c3-3 as it relates to the trading activity of agricultural cooperatives. For the year ending December 31, 2008 and 2007, there were no items which were required to be reduced to possession or control and thus the Company is in compliance with the requirements of such under Rule 15c3-3.

NOTE 4 MARKETABLE SECURITIES

Marketable securities owned by the Company are considered as Trading under SFAS 115 and at December 31, 2008 and 2007 are as follows:

	12-31-08	12-31-07
Obligations of U.S. Government	$1,823,388	$1,381,8935

Proceeds from the sale of trading securities for the years ended December 31, 2008 and 2007 were $45,000 and $50,000, respectively. Gross losses recognized on these sales were $0 and $0, for the years ended December 31, 2008 and 2007, respectively. For the years ended December 31, 2008 and 2007 gross gains recognized on these were $4,472 and $313, respectively.

NOTE 5 PAYABLE TO CUSTOMERS

Amounts payable to investment customers are directly related to cash transactions arising from the trading activity of agricultural securities and amounted to $751,304 as of December 31, 2008.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for the years ending December 31, 2008 and 2007 amounted to $78,240 for both periods. Cost incurred by the Company on behalf of Alerus Financial for the years ending December 31, 2008 and 2007 amounted to $11,709 and $0, respectively. The entire $11,709 was maintained as a receivable from Alerus Financial as of December 31, 2008 and is included with other assets on the balance sheet.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and are on a month to month basis. Rental payments amounted to $48,164 and $46,167 for the years ended December 31, 2008 and 2007, respectively.

NOTE 7 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2008 and 2007 were $53,273 and $48,335, respectively.

NOTE 8 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2008 and 2007 includes the following components:

	2008	2007
Current:		
Federal	$ 236,032	$ 240,955
State	37,532	48,084
Total	$ 273,564	$ 289,039
Deferred:		
Federal	$ 6,900	$ 6,941
State	1,278	1,285
Total	$ 8,178	$ 8,226
Total Current and Deferred:		
Federal	$ 242,932	$ 247,896
State	38,810	49,369
Total	$ 281,742	$ 297,265

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2008 and 2007. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax liabilities are as follows at December 31, 2008 and 2007.

	2008	2007
Deferred Tax Assets		
Accrued Flexible Time Off	$ 1,353	$ 1,371
Net Current Deferred Tax Asset	$ 1,353	$ 1,371
Deferred Tax Liabilities		
Goodwill Amortization	$ 57,179	$ 49,019
Net Long-Term Deferred Tax Liability	$ 57,179	$ 49,019
Net Deferred Tax Liabilities	$ 55,826	$ 47,648

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by the Company in connection with filing a consolidated federal income tax return amounted to $236,032 at December 31, 2008 and $240,955 at December 31, 2007.

NOTE 9 GOODWILL

In December 1998, the Corporation acquired the assets of a business which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2008 was $64,864. The carrying value of the goodwill at December 31, 2008 was $255,015.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002, and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment each June 30. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2008 and 2007.

NOTE 10 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $0 and $397 in 2008 and 2007, respectively.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2008, the Company had net capital of $2,086,064 which was $1,836,064, in excess of its required net capital of $250,000. The Company's net capital ratio (aggregated indebtedness to net capital) was .19 to 1 to aggregate indebtedness.

NOTE 12 LINE OF CREDIT

As of December 31, 2008, the Company had a revolving line of credit with the availability of $2,000,000. As of December 31, 2008, no amounts are outstanding against this line of credit. Bank advances on the credit line are payable on demand and carry a variable interest rate of 1 percent less than the prime rate published by Bloomberg which was 2.25 percent as of December 31, 2008. The credit line is unsecured and matures on June 1, 2009.

NOTE 13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted SFAS 157, *Fair Value Measurements*, for the year ended December 31, 2008. SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under FAS 157 have been included in this Note.

Fair Value Hierarchy

Under FAS 157, assets and liabilities are grouped at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Companies own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

Determination of Fair Value
Under SFAS 157, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is Company practice to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS 157. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, would be based primarily upon the Companies own estimates, would be calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results would not be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could affect the results of current or future values.

The only balance sheet items maintained at fair value as of December 31, 2008 and 2007 were investment securities held as trading assets under SFAS 115. These investment securities were recorded at fair value on a recurring basis and valued under "Level 2" within the Fair Value Hierarchy as detailed above by the Company. Fair value of the trading securities as of December 31, 2008 and 2007, were $1,823,409 and $1,381,895, respectively. The realized and unrealized gains related to trading securities recognized in Statement of Income amounted $134,515 and $47,723 for the years ending December 31, 2008 and 2007, respectively.

<u>NOTE 14</u>: CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with certain financial institutions. The amount on deposit at December 31, 2008 exceeded the insurance limits of the Federal Deposit Insurance Corporation of $250,000 by approximately $646,961.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2008

SCHEDULE I

ALERUS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2008

Total Stockholder's Equity Qualified for Net Capital		$ 2,443,817
Deductions and Charges		
Non Allowable Assets		
Acquisition Goodwill	$ 255,015	
Intercompany Receivables	11,709	
Prepaid Expenses	21,945	288,669
Net Capital Before Haircuts on Securities Positions		$ 2,155,148
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 62,214	
Money Market Funds and Other	6,870	69,084
NET CAPITAL		$ 2,086,064
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 9,400
Brokerage Commissions Payable		56,197
Accrued Expenses on Employee Benefit Plans		26,264
Other Accounts Payable and Accrued Expenses		1,006,106
Less: Cash in Special Reserve		(705,699)
AGGREGATE INDEBTEDNESS		$ 392,268
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 2,059,913
Excess Net Capital at 1000%		$ 2,046,837

There are no material differences between the computation of net capital above and the calculation performed by Alerus Securities for regulatory filings.

SCHEDULE II

ALERUS SECURITIES CORPORATION

COMPUTATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2008

Credit Balances		
Free credit balances and other credit balances in customers' security accounts.	$ 705,144	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned.	-	
Customers' securities failed to receive.	-	
Credit balances in firm accounts which are attributable to principal sales to customers.	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	-	
Market value of short security count differences over 30 calendar days old.	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during	-	
Other	-	
Total Credit Balances		$ 705,144
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	-	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	-	
Failed to deliver of customers' securities not older than 30 calendar days.	-	
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts.	-	
Other	-	
Total Debit Balances		-
Reserve Computation		
Excess of total debits over total credits.		$ 705,144
Amount held on deposit in "Reserve Bank Account"	$ 705,699	
Amount on deposit (or withdrawal)	235,591	
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal		$ 941,290
Date of Deposit		12/29/08
Frequency of Computation	Weekly	

There are no material differences between the computation of reserve requirements above and the calculation performed by Alerus Securities for regulatory filings.

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

Because of inherent limitations in any internal control structure or the practices and procedures referred in above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or matèrial weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. A significant deficiency was noted in our audit as the Controller of the Corporation, in the normal course of his duties, posts accounting transactions, has authority to initiate bank account transactions, while being charged with reconciling duties with not further supervisory review. A proper system of internal control requires that all three of these functions be segregated between individuals. To mitigate the risks associated with the lack of controls we recommend these duties be segregated accordingly.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 13, 2009